October 17, 2005
Via EDGAR

U.S. Securities and Exchange Commission	Veramark Technologies, Inc.
Division of Corporation Finance	3750 Monroe Ave
100 F Street, N.E.	Pittsford, NY 14534
Washington, D.C. 20549
Attention: Christine Davis

RE:	Veramark Technologies, Inc
Form 10-K for the period ending December 31, 2004, filed March 28, 2005
File No. 001-13898
Comment Letter #3, Dated October 3, 2005
Dear Ms. Davis:
The following are the responses of Veramark Technologies, Inc. to the comment letter issued by the SEC on October 3, 2005. If you require any additional information or clarification, please do not hesitate to contact me at 585-383-6807. Thank you.
As per our telephone conversation of September 26, 2005 and your letter of October 3, 2005, you ask for clarification as to why we continue to believe 18% is the correct value to assign to first year software maintenance when sold as part of a multi-element transaction which involves both VeraSMART software product and one year of embedded maintenance. It is our belief that only applying bullet number 1 of paragraph 10 of SOP 97-2 does not capture the true underlying economic transaction.
Our policy of incrementing the price for maintenance by 5% annually, based upon a starting point of 18% of list price, computes to a first year renewal price equivalent to 18.9% of the list price. In the second year of renewal, that will compute to 19.8% of list price, and so on. By only adhering to the first bullet of paragraph 10, without consideration of the final sentence of paragraph 10 (which states, “When a vendor’s pricing is based on multiple factors...the amount allocated...must consider all the factors of the vendor’s pricing structure.”), Veramark would be recognizing the same amount for maintenance in both the first and second year of the contract, even though it is our intention to create an economic transaction that increments the amount by 5% during the second and subsequent maintenance years. Thus, we believe that the customer’s execution of and willingness to pay for a maintenance contract based upon this pricing structure, is VSOE that a first year value based upon a percentage of the first year renewal price (that is the renewal price less the 5% increment) is a more accurate reflection of the true economics of the transaction.
You requested that we present an analysis showing the effect of adjusting our numbers from the methodology we are currently using, to the methodology exactly detailed in SOP 97-2, paragraph 10, bullet 1. Attached please see exhibit 99.1, showing that the impact of adjusting these numbers is inconsequential, with the net income of no single quarter being adjusted by greater than $5,000, or .16% (.0016) of revenue.

Though we disagree with your conclusion that VSOE does not exist to support our current policy, we will however, effective with the third quarter of 2005, begin to defer the first year maintenance at a value equivalent to the first year renewal rate.
Regarding the impact on the evaluations of our disclosure controls and procedures, we believe this review has been a beneficial experience for us. As we continue to move forward with compliance of section 404 of the Sarbanes Oxley Act, we will incorporate the findings of this review into our internal control structure within the deadline as set forth by the SEC for small companies.
Sincerely,
/s/ Ronald C. Lundy
Ronald C. Lundy
Treasurer, Chief Accounting Officer

Exhibit 99.1
Veramark Technologies, Inc.
Impact on Net Income of Deferring VeraSMART Embedded Revenue
As per October 3 Correspondence with SEC

		Net	Less Additional	Less Original	Plus Adjusted	Adjusted Net	Change In
	Reported Sales	Income/(Loss)	Maint Deferred	Maint Recognized	Maint Recognized	Income/(Loss)	Reported Income
Q3 - 03	2,917,179	109,528	(1,384)	—	—	108,144	(1,384)
Q4 - 03	2,844,153	465,935	(446)	(5,429)	5,701	465,761	(174)
Q1 - 04	2,763,698	25,538	(139)	(8,868)	9,312	25,843	305
Q2 - 04	2,567,599	(521,386)	(1,671)	(10,778)	11,317	(522,518)	(1,132)
Q3 - 04	2,781,986	(33,759)	(1,336)	(16,082)	16,886	(34,291)	(532)
Q4 - 04	3,012,683	416,047	(6,146)	(25,743)	27,031	411,189	(4,858)
Q1 - 05	2,626,372	(85,286)	(2,827)	(49,236)	51,698	(85,651)	(365)
Q2 - 05	2,661,356	249,723	(2,206)	(60,213)	63,225	250,529	806
Q3 - 05			(1,689)	(70,818)	74,360	1,853	1,853
Q4 - 05				(58,029)	60,930	2,901	2,901
Q1 - 06				(31,097)	32,652	1,555	1,555
Q2 - 06				(18,209)	19,119	910	910
Q3 - 06				(2,302)	2,417	115	115

			(17,844)	(356,804)	374,648		—